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                      June 5, 2023

       Ming Yang
       Chief Financial Officer
       DAQO NEW ENERGY CORP.
       Unit 29, Huadu Mansion, 838 Zhangyang Road
       Shanghai 200122

                                                        Re: DAQO NEW ENERGY
CORP.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 27,
2023
                                                            File No. 1-34602

       Dear Ming Yang:

               We issued comments to you on the above captioned filing on May 11, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 19, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Mindy Hooker at (202) 551-3732 or Hugh West at
(202) 551-3872 with
       any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Manufacturing